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                                                           OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

         (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

         (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

         (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("ABANDONMENT OF REGISTRATION"); or

         (d) The fund has become a business development company ("BUSINESS DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (SEE Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. SEE rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                            POTENTIAL  PERSONS  WHO ARE TO  RESPOND  TO THE
                            COLLECTION  OF  INFORMATION  CONTAINED  IN THIS
         SEC 1691  (5-02)   FORM ARE NOT  REQUIRED  TO  RESPOND  UNLESS THE
                            FORM  DISPLAYS A  CURRENTLY  VALID OMB  CONTROL
                            NUMBER.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [ ] MERGER

         [X] Liquidation

         [ ] ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: GAM Funds, Inc. (the different series of which are GAM International Equity, GAM Asia-Pacific Equity, GAM European Equity, GAMerica and GAM Gabelli Long/Short)

3.       Securities and Exchange Commission File No.: 811-4062

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?


         [ ] Initial Application  [X] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         330 Madison Avenue, New York, NY  10017

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Kenneth A. Dursht,
         GAM USA Inc., 330 Madison Avenue, New York, NY  10017
         212-407-4766

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         GAM USA Inc., 330 Madison Avenue, New York, NY  10017
         212-407-4600

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
               PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

             [X] Open-end       [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         GAM USA Inc., 330 Madison Avenue, New York, NY  10017

         GAM International Management Limited, 12 St. James's Place, London SW1A 1NX England

         GAMCO Asset Management Inc. (formerly known as GAMCO Investors, Inc.), One Corporate Center, Rye, NY 10580-1422

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         GAM Services Inc., 330 Madison Avenue, New York, NY  10017

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ] Yes       [X] No

         If Yes, for each UIT state:
             Name(s):

             File No.: 811- _____________

             Business Address:

15.      (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes       [ ] No


             If Yes, state the date on which the board vote took place: On June 14, 2006.


             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes       [ ] No

         If Yes, state the date on which the shareholder vote took place: With respect to GAM European Equity, GAM Asia-Pacific Equity and GAMerica, the shareholder meeting took place on July 27, 2006 and, with respect to GAM International Equity and GAM Gabelli Long/Short, the shareholder meeting took place on August 24, 2006.

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [X] Yes       [ ]No

         (a) If  Yes,   list  the   date(s)   on  which  the  fund  made   those
             distributions:

             With respect to GAM European Equity, GAM Asia-Pacific Equity and GAMerica, distributions were made on or about September 5, 2006 and, with respect to GAM International Equity and GAM Gabelli Long/Short, distributions were made on or about September 28, 2006.

Were the distributions made on the basis of net assets?

             [X] Yes       [ ] No

         (b) Were the distributions made PRO RATA based on share ownership?

             [X] Yes       [ ] No

         (c) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (d) LIQUIDATIONS ONLY:
             Were any distributions to shareholders made in kind?

             [ ] Yes       [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

             [ ] Yes       [ ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

             [ ] Yes       [X] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed? None

         (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

             [ ] Yes       [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

             [X] Yes       [ ] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


                  Cash $174,073


         (b) Why has the fund retained the remaining assets?


                  The remaining assets, held with the fund's custodian, Brown Brothers Harriman & Co., are being retained to pay for outstanding accrued expenses. The fund does not contemplate that there will be any remaining assets after the payment of all applicable fund expenses. In the event that there are any remaining assets following the payment of these expenses, the remaining assets would be distributed to applicable shareholders; provided such aggregate amount exceeds the aggregate additional expenses that would be incurred by the fund to make these distributions.

Will the remaining assets be invested in securities?


             [ ] Yes       [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             [X] Yes       [ ] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:


                              Accrued Expenses                    Amount
                              ----------------                    ------

                              Custody fees                          22,690
                                                                 ---------
                              External audit and tax fees           46,012
                                                                 ---------
                              Miscellaneous                        105,371
                                                                 ---------
                                       Total                     $ 174,073
                                                                 ---------


         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                  Cash reserve.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $23,041

                  (ii)     Accounting expenses: -0-

                  (iii) Other expenses (list and identify separately): Proxy $3,630

                  (iv)     Total  expenses  (sum  of  lines  (i)-(iii)   above):
                           $26,671

         (b) How were those expenses allocated? 100% to GAM International Management Limited

         (c)      Who paid those expenses? GAM International Management Limited

         (d)      How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

             [ ] Yes       [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

             [ ] Yes       [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

             [ ] Yes       [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811 - __________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of GAM Funds, Inc., (ii) he or she is the Secretary of GAM Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                               (Signature)


                               /s/ Kenneth Dursht